

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 9, 2009

Mr. Yongke Xue
Chief Executive Officer
SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi'an,
People's Republic of China 710075

> **Re: SkyPeople Fruit Juice, Inc.**
> **Form S-1 Filed June 12, 2009**
> **File No. 333-159959**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-32249**

Dear Mr. Xue:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Filed June 12, 2009

General

1.   We will not be in a position to consider a request for accelerated effectiveness of the Form S-1 until the comment below relating to disclosure in the Form 10-K for the fiscal year ended December 31, 2008 has been resolved.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 42

2.   We note your statement that "…management concluded that our <u>disclosure controls and procedures</u> were effective [emphasis added]." However, you have not included a statement regarding management's conclusion as to whether or not <u>internal control over financial reporting</u> was effective. Please revise to include all of the disclosure required by Item 308T of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Yongke Xue
SkyPeople Fruit Juice, Inc.
July 9, 2009
Page 3

· the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202)
551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Jay Weil, Esq. – Gusov Ofsink, LLC – facsimile (212) 688-7273